UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           SEC File Number: 000-29230

                           NOTIFICATION OF LATE FILING

(Check One):

|X| Form 10-K         |_| Form 20-F         |_| Form 11-K         |_| Form 10-Q

|_| Form N-SAR        |_| FormN-CSR

         For Period Ended: October 31, 2003

         [ ] Transition Report on Form 10-K

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q

         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended: N/A

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


--------------------------------------------------------------------------------

                          PART I-REGISTRANT INFORMATION

                      Take- Two Interactive Software, Inc.
--------------------------------------------------------------------------------
                             Full Name of Registrant

--------------------------------------------------------------------------------
                            Former Name if Applicable

                                  622 Broadway
--------------------------------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                               New York, NY 10022
--------------------------------------------------------------------------------
                           (City, State and Zip Code)

                        PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K , Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III -NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

Take-Two Interactive Software, Inc. (the "Company") could not complete its Annual Report on Form 10-K for the fiscal year ended October 31, 2003 on a timely basis due to issues raised in the previously disclosed investigation by the staff of the SEC's Division of Enforcement into certain accounting matters relating to the Company's financial statements. Among other things, the SEC's staff has raised issues with respect to the Company's revenue recognition policies and its impact on the Company's current and historical financial statements.

The Company intends to amend its revenue recognition policies by adopting a new methodology for recording reserves for price concessions. The revision in the Company's revenue recognition policies will result in a restatement of previously issued financial statements, generally reflecting an earlier recognition of reserves for price concessions. The restatement will affect changes in reported revenue and earnings, and related balance sheet amounts, on both a current and historical basis.

The restatement will affect the Company's financial results for each of the four fiscal years ended October 31, 2002, the four quarters of fiscal 2002 and the interim quarters of fiscal 2003. In addition, this change in methodology will affect the Company's fourth quarter fiscal 2003 financial results previously announced on December 18, 2003, as well as the Company's previously announced guidance for fiscal 2004.

The anticipated effect of the adoption of the revised recognition policy on the Company's net sales, net income and diluted net income per share for fiscal 2003 and fiscal 2002 are as follows:

                                                    Year Ended                            Year Ended
                                                 October 31, 2003                      October 31, 2002
                                        -----------------------------------      ------------------------------
(In thousands, except per share data)          As              Anticipated              As        Anticipated
                                               --             ------------              --    ---------------
                                        announced          Adjusted  Range        Reported     Adjusted Range
                                        ---------          ---------------        --------     --------------
Net Sales                               $1,037,112   $1,033,000-$1,036,000        $795,018   $795,000-$798,000
Net Income                                 $99,972         $98,250-$99,750         $71,565     $71,500-$73,000
Net Income per share (Diluted)               $2.31             $2.27-$2.30           $1.81         $1.81-$1.84


The numbers reported under the anticipated adjusted range columns above are estimated, subject to finalization by management and audit and may change. Moreover, the quarterly results within the annual periods set forth above may vary materially from those previously reported or announced.

The Company is also reviewing certain transactions involving sales of products to retailers in fiscal 2000 and the first three quarters of fiscal 2001. If the review of these additional transactions requires a restatement, it will result in a shift in the timing of the recognition of revenue and product costs, with a corresponding effect on the Company's financial position and results of operations. The amounts and timing of the revenue recognition are not determinable at this time.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Karl H. Winters                        646                         536-2842
--------------------------------------------------------------------------------
    (Name)                          (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).    |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                       |X| Yes |_| No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 See Attachment

                       Take-Two Interactive Software, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  January 30, 2004                 By: /s/ Karl H. Winters
                                        ----------------------------------------
                                        Karl H. Winters, Chief Financial Officer

         Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

         5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

                            ATTACHMENT TO PART IV OF
                                 FORM 12b-25 OF
                       TAKE-TWO INTERACTIVE SOFTWARE, INC.

                With respect to its Form 10-K for the fiscal year
                             Ended October 31, 2003

         The Company estimates that its results of operations for the fiscal year ended October 31, 2003 as reflected in its statements of operations to be included in its Form 10-K for the fiscal year ended October 31, 2003 will reflect a substantial increase in net sales when compared to the fiscal year ended October 31, 2002. In addition, the Company expects to report a substantial increase in net income in fiscal 2003 when compared to net income in fiscal 2002.